FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Report filed with the Israeli Securities Authority on March 11, 2015 in connection with the Registrant's convening of a special general meeting of shareholders to be held on April 19, 2015.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 11, 2015

3

Elron Electronic Industries Ltd.
(the “Company”, “Elron”)

Re: Immediate Report pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice pursuant to the Israel Companies Law, 5759-1999 regarding the
Convening of a Special General Meeting of the Company's Shareholders

An immediate report (the "Report") is hereby given pursuant to the Israel Companies Law, 5759-1999 (the "Companies Law"), the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders (the "Meeting"), which will be held on April 19, 2015 at 3:00 p.m. (Israel time). at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issue described in this Report below.

1.	The Issue on the Agenda and a Summary of the Proposed Resolution in respect thereof

1.1.
To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2015.

2.
Part A – Details required pursuant to the Transaction with a Controlling Shareholder Regulations With respect to the issue stated in Section 1.1, set forth below is a summary of the engagement and the main terms and conditions thereof pursuant to the provisions of the Transaction with a Controlling Shareholder Regulations

2.1.	Amendment and Extension of the Company's Engagement with DIC in a Services Agreement

It is proposed to approve the extension and amendment of the Company's engagement with DIC, a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2015, pursuant to which the Company receives from DIC management and administration services that include CEO, CFO, comptroller, general counsel, company secretary, junior employee and administration employee services (the "Services Agreement"). For further details, see Section 2 of the Report.

3.	Controlling Shareholders which have a Personal Interest in the Approval of the Engagement and the Nature of their Personal Interest

3.1.
To the best of the Company's knowledge, the following may be deemed as controlling shareholders which have a personal interest (within the meaning thereof in the Companies Law) in the approval of the said engagement in Section 1.1 above:

3.1.1.
DIC is deemed a controlling shareholder of the Company, by virtue of DIC's holdings as of February 28, 2015 of 50.32% of the Company's issued share capital and voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and it has a personal interest in the approval of the amendment and extension of the engagement in the Services Agreement as stated in Section 1.1 above, due to it being a direct party thereto.

3.1.2.
IDB Development Corporation Ltd. ("IDBD") is deemed an indirect controlling shareholder of the Company by virtue of IDBD's control of DIC. Therefore, IDBD may be deemed to have a personal interest in the approval of the engagement in light of it being between DIC and the Company.

3.1.3.
To the best of the Company's knowledge, as of February 28, 2015, approximately 129,324.78 shares of the Company (approximately 0.43% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd., a public company controlled by IDBD; as such, the shares referenced in this section may be deemed to be held by an entity which has a personal interest in the approval of the engagement.

4.	Names of the Directors who have a Personal Interest in Approval of the Engagement and the Nature of their Personal Interest

Other than Haim Gavrieli, who serves as the CEO of IDBD, an indirect controlling shareholder of the Company and Ami Erel, who for the sake of caution in light of services he provides to an affiliate of the Company, declared he has a personal interest, no other directors in the Company have a personal interest in the approval of the engagement.

Part B – Details regarding the Convening of a Special General Meeting

5.	Location and Date of the Meeting

A special general meeting of the Company's shareholders will be convened on April 19, 2015 at 3 p.m. (Israel time)  at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd floor) in Tel Aviv (the "Meeting"). The resolution specified herein will be on the Meeting's agenda.

6.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on March 19, 2015 (the "Record Date"). In the event that no trading shall be carried out on the Record Date, the record date will be the last trading day that preceded such date.

7.	The Majority Required

7.1.
The majority required for adoption of the proposed resolution specified in Section 1.1 of this Report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through a power of attorney (including by proxy or voting instrument), provided that one of the following is fulfilled

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not exceed two percent (2%) of all of the Company's voting rights.

8.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued share capital conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the Meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If there is no legal quorum at the adjourned meeting within one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

9.	Inspection of the Immediate Report

This Report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolution that is on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after advance telephone coordination with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the Meeting. In addition, this Report may be inspected on the ISA's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the translation into English of this Report will also appear on the distribution website of the SEC at: http://www.sec.gov.

Elron Electronic Industries Ltd.
(the “Company”, "Elron")

March 11, 2015

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Achad Ha’am St.
Jerusalem	Tel Aviv

Via Magna	Via Magna

Re: Immediate Report pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001, and
Notice regarding the Convening of a Special General Meeting of the Company's
Shareholders

An immediate report (the "Report") is hereby given pursuant to the Israel Companies Law, 5759-1999 (the "Companies Law"), the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Israel Securities Regulations (Transaction between a Company and a Controlling Shareholder thereof), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the convening of a special general meeting of the Company's shareholders, which will be held on April 19, 2015 at 3 p.m. (Israel time) at the Company's offices at 3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv, on whose agenda will be the issue described in this Report below.

1.	The Issue on the Agenda and a Summary of the Proposed Resolution in respect thereof:

1.1
To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2015.

Part A – Details required pursuant to the Transaction with a Controlling Shareholder Regulations

2.	Brief description of the Engagement and the Main Terms and Conditions thereofAmendment and Extension of the Company's Engagement with DIC in a Services Agreement

2.1.
 It is proposed to approve the amendment and extension of the Company's engagement with DIC, a controlling shareholder of the Company, in a services agreement for an additional period of three years from May 1, 2015, pursuant to which the Company receives from DIC management and administration services that include CEO, CFO, comptroller, general counsel, company secretary, junior employee and administration employee services (the "Services Agreement", the "Services"). The Services are provided by functionaries who are appointed by DIC, subject to the Company's approval, and are employed or retained by DIC, at its expense, except as specified in Section 2.4 below ("Staff"). The Services do not include chairman of the board services1 and other headquarter services (such as office space, professional services of third parties etc.)

2.2.
The engagement between the parties in the Services Agreement was first entered into in May 2009 and was previously extended pursuant to a resolution of the shareholders at a general meeting of shareholders held on February 1, 2012.  Pursuant to that resolution, the terms of the current services agreement are valid through April 30, 2015.

1 As of the date of this Report, the Company does not engage an active chairman of the board of directors.

2.3.
 In consideration for the Services, the Company will pay DIC a sum of NIS 6,000 thousand per annum (approximately $1,506 thousand per annum, pursuant to the exchange rate known on March 4, 2015), linked to the consumer price index as of May 1, 2016 where the base index will be the higher of the index known as of May 1, 2015 or the index known as of May 1, 2016.   The consideration will be paid quarterly. The consideration currently paid according to the services agreement is approximately NIS 6,100 thousand per year (NIS 5,900 thousand, linked to the index as of November 2011), approximately $1,531 thousand per year, pursuant to the exchange rate known on March 4, 2015. As a result, the consideration that will be paid after the extension of the proposed engagement represents a decrease of NIS100 thousand per year compared to the consideration currently paid.

2.4.
According to the Services Agreement, the Company's CEO and CFO are proposed and appointed by the Company subject to receipt of the approval of the Company's board of directors and DIC. The comptroller, general counsel and the company secretary are proposed and appointed by the Company, subject to receipt of DIC's approval. According to the Services Agreement, the Company may require DIC to terminate the activity in the Company's affairs of any of DIC's employees who are employed in the Company's affairs

2.5.
It is noted that the Services Agreement does not include the payment of bonuses by DIC to employees. The Company, at its sole discretion and expense, and subject to all approvals required by law, may grant special bonuses to the Staff for their contributions to the Company. The Company has adopted a compensation policy for officers and has applied this compensation policy regarding grants to two of the Company officers, the CEO and the CFO.

2.6.	Each party may terminate the Services Agreement, subject to the provision of advance notice of one hundred and twenty days, provided that DIC shall cease to be the main shareholder of Elron.

2.7.
According to the Services Agreement, the Company is obligated to indemnify DIC in respect of any amount which DIC shall be required to pay as a result of a legal or administrative proceeding initiated by a third party (with the exception of the Staff) seeking to impose liability on DIC due to an act or omission in the performance of the Services, unless such act or omission shall have been performed with gross negligence or in bad faith. In addition, DIC will not be responsible for any act or omission of a member of Staff in the performance of the Services, unless such act or omission was performed in accordance with the explicit instructions of DIC. In accordance with the Services Agreement, the Company provides Staff holding office as officers with letters of indemnification in respect of liabilities to which they are exposed as a result of their office. To the extent a court or competent authority recognizes the Company as an employer of the Staff and imposes liability on it therefor, DIC is obligated to indemnify the Company for any such liability.

2.8.
According to the Services Agreement, DIC is obligated to provide the Services through a sufficient number of people with the appropriate experience and capabilities. In addition, DIC may designate Staff or other persons to serve on the boards of directors of companies in which the Company has invested, after receipt of the approval of the Company's CEO.

2.9.	Set forth below are additional details pursuant to the First Schedule to the Transaction with a Controlling Shareholder Regulations

2.9.1.	Set forth below is a summary of the compensation that the Company will pay DIC in the framework of the Services Agreement, pursuant to the Sixth Schedule to the Immediate Reports Regulations:

Details of the Recipient of the Compensation				Compensation for Services (in Terms of Cost to the Company) (NIS in Thousands)							Other Compensation in Terms of Cost to the Bank (NIS in Thousands)
Name	Position	Scope of Position	Rate of Holding in Corporation's Capital	Salary	Bonus	Share Based Payment	Management Fee	Consulting Fee	Commission	Other	Interest	Rent	Other	Total
DIC	-	-	Approximately 50.32%	-	-	-	6,000	-	-	-	-	-	-	6,000

2.9.2.
The parties on behalf of DIC that provides the Services – As stated above, all of the Company's employees are employed by DIC. According to the Services Agreement, the Company's CEO and the CFO are proposed and appointed by the Company, subject to receipt of the approval of the Company's board of directors and DIC. The comptroller, general counsel and the company secretary are proposed and appointed by the Company, subject to receipt of DIC's approval. According to the Services Agreement, the Company may require DIC to terminate the activity in the Company's affairs of any of DIC's employees who are employed in its affairs.

2.9.3.
The parties that provided the Services before the Engagement in the Services Agreement – Commencing  from the initial engagement in the Services Agreement in 2009 and through the date of this Report, the Company operates in the framework of a services agreement pursuant to which it receives from DIC, management and administration services including services of CEO, CFO, the comptroller, general counsel, corporate secretary, junior employees and administration employees who were employed during these years in the same scope as their current employment.  Prior to 2009 and before the initial engagement in the Services Agreement, the said services were provided by the Company's employees. After the engagement in the Services Agreement in 2009, all of the Company's employees, with the exception of the then chairman of the board, ended their employment at the Company and some of them were hired by DIC immediately thereafter, and continued to provide the Services as employees of DIC (it should be pointed out that since May 2009, personnel changes have occurred in the manning of the DIC staff which provide services to the Company, although the scope of the Services and the nature thereof have not changed).

2.9.4.
The Cost of the Services to the Company before and after the Engagement – The total cost of the Services to the Company after extension of the engagement in the Services Agreement, as proposed in this section, is expected to be approximately NIS6,000 thousand per year, (approximately $1,506 thousand per year pursuant to the exchange rate known on March 4, 2015) linked to the consumer price index as of May 1, 2016 (where the base index will be the higher of the index known as of May 1, 2015 or the index known as of May 1, 2016).   The total cost of the Services to the Company according to the Services Agreement currently  is NIS 6,100 thousand, per year and approximately $1,531 thousand per year, pursuant to the exchange rate known on March 4, 2015.

2.9.5.
The Basis for Determination of the Consideration – The basis for determination of the consideration was an agreement between the Company and DIC regarding the costs and input involved in provision of the Services after negotiations conducted by the chairman of the Company’s audit committee (as authorized by the Company’s audit committee) with DIC’s management. For further information see Section 4 below. The Company’s audit committee and board of directors determined that the consideration is fair and reasonable.

2.9.6.
Additional Payments that the Company makes to the Controlling Shareholder as Salary, Participation in Expenses or Provision of other Services and their Total Cost to the Company – The Company engaged with IDBD, DIC's parent company and an indirect controlling shareholder of the Company, in an arrangement for receipt of technical assistance and related support services for the Company's computer systems from IDBD's support center (the "Support Center"), in consideration for the Company's participation in a proportionate share of the direct expenses entailed by the activity and maintenance of the Support Center for a period of three years beginning August 8, 2014. The Company bears such expenses in accordance with the ratio between the number of computer stations at the Company (including at the Company's subsidiary, RDC – Rafael Development Corporation Ltd. so long as it receives such support services) and all of the computer stations of IDBD and the companies from the IDB group and other companies which receive the support center services. The cost of this service amounted, in 2013, to approximately $29 thousand, and 2014, to approximately $33 thousand.

In addition, the Company engaged in a transaction from September 2004 in the framework of which the Company, together with IDBD and a certain other company from the IDB group, jointly leased space at 3 Azrieli Center (Triangular Tower, 41st floor), Tel Aviv. The entities divide the costs of this space between them in accordance with certain fixed rates. In addition, the Company pays directors' compensation for the services provided by officers from IDBD and DIC who serve on the Company’s board of directors, which compensation is paid to these companies.

Except as aforesaid, the Company does not pay DIC additional payments as salary, participation in expenses or provision of services.

3.	The Controlling Shareholders which have a Personal Interest in the Approval of the Engagement and the Nature of their Personal Interest

3.1.
To the best of the Company's knowledge, the following may be deemed as controlling shareholders which have a personal interest (within the meaning thereof in the Companies Law) in the approval of the engagement discussed in Section 1.1 above:

3.1.1.
DIC is deemed a controlling shareholder of the Company, by virtue of DIC's holdings as of February 28, 2015 of 50.32% of the Company's issued share capital and voting rights. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange, and it has a personal interest in the approval of the amendment and extension of the engagement in the Services Agreement as stated in Section 1.1 above, due to its being a direct party thereto.

3.1.2.
IDB Development Corporation Ltd. ("IDBD") is deemed an indirect controlling shareholder of the Company by virtue of IDBD's control of DIC. Therefore, IDBD may be deemed to have a personal interest in the approval of the engagement in light of it being  between DIC and the Company

3.1.3.
To the best of the Company's knowledge, as of February 28, 2015, approximately 129,324.78 shares of the Company (approximately 0.43% of the Company's issued share capital and voting rights) are held by Clal Insurance Enterprises Holdings Ltd., a public company controlled by IDBD; as such, the shares referenced in this section may be deemed to be held by an entity who has a personal interest in the approval of the engagement.

3.1.4.
IDBD was a wholly owned subsidiary of IDB Holding Corporation Ltd (“IDBH") until the completion of the first stage of a compromise with creditors in IDBH was approved by the District Court at Tel Aviv Jaffa, on  January 5, 2014 and competed in May 2014 within the framework of which control of IDBH was lost by the previous controlling shareholders  (indirectly) Messrs. Nochi Dankner and Shelly Bergman, Avraham Livnat and Yitzhak and Ruth Manor and control of IDB was transferred to Messrs. Eduardo Elsztain and Mordechai Ben-Moshe (through entities under their control- Dolphin Netherlands BV ("Dolphin Netherlands") with respect to Mr. Elsztain and H.A.A Extra Holdings Ltd (“HAA”) with respect to Mr. Ben Moshe – in equal shares).

3.1.5.
According to the reports of IDBD and to the best of the Company’s knowledge, a shareholders’ agreement (the “IDBD Shareholders’ Agreement”) was executed between Dolphin Fund Limited (“Dolphin Fund”) and ATH MBM Extra Holdings Ltd (“Extra”), a company under the control of Mr. Mordechai Ben Moshe (to which HAA and Dolphin Netherlands joined as parties,  and as reported by IDBD following completion of the rights offering described below, also Inversiones Financieras del Sur S.A. (“IFISA”) (this is disputed by HAA), and accordingly all the provisions of the IDBD Shareholders’ Agreement apply to these companies, jointly and severally with Extra and Dolphin Fund, respectively) (Messrs Eduardo Elsztain and Mordechai Ben Moshe were defined as a party to this agreement only with regard to the representations and warranties clauses of the agreement).

3.1.6.	The IDBD Shareholders’ Agreement applies to the shares held by the parties in IDBD from time to time, including shares purchased by any of the parties in future and determines various arrangements.

3.1.7.
To the best of the Company’s knowledge, as a result of the rights offering conducted by  IDBD in February 2015,  the percentage shareholding of entities controlled by Mr. Eduardo Elsztain increased to 61.5%  of the issued share capital of IDBD (through Dolphin Netherlands and other entities, together, the "Dolphin Group"), while the percentage shareholding of Mr. Mordechai Ben Moshe (through  HAA) decreased to 16.2% of the issued share capital of IDBD (prior to the rights offering, each held,  through companies controlled by him, approximately 31.27% of the issued share capital of IDBD).

3.1.8.
To the best of the Company’s knowledge, the said changes in the percentage shareholdings of IDBD may lead to changes in the control structure of IDBD and composition of the board of directors of IDBD (particularly taking into consideration  the provisions of  shareholders agreement of IDBD, including a provision that to the extent that any of the parties shall hold more than 5% of the issued share capital of IDBD in excess of the other party, then the decision of such party will bind the other party and the parties will vote  their shares at a shareholders meeting of IDBD in accordance with the decision of the party with the excess shareholding as well as regarding the composition of the Board of IDBD).

3.1.9.
To the best of the Company’s knowledge, in an exchange of correspondence between the Dolphin Group and HAA in February and March 2015, the Dolphin Group demanded, further to the rights offering and in connection with the shareholders' agreement between them, among other things, changes in the composition of the board of directors of IDBD in order to be the dominant controlling shareholder of IDBD. HAA, which has claims against the rights offering conducted by IDBD, rejected these demands and demanded to purchase from the Dolphin Group, shares of IDBD purchased within the framework of and following the rights offering (in such a manner that if a purchase is carried out, HAA will be the dominant controlling shareholder of IDBD. This demand was rejected by the Dolphin Group. The parties exchanged proposals for an arbitration procedure to resolve the disputes between them.

4.	The Manner in which the Consideration was Determined

4.1.
On February 22, 2015, the audit committee decided that under the circumstances and given the nature of the services provided by DIC, which principally are management and administration services through the employment of all Company employees, there is no point in a competitive procedure for the extension of the Company's engagement in the Services Agreement due to the fact that the appointment of the employees was determined in coordination with the Company; there is a desire and an advantage to continue receiving the services by the said employees, and it is unlikely that any other entity would provide such services while maintaining continuity within a different framework of costs.

4.2.
In light of the above, the audit committee decided that the Company will conduct another procedure in examining the agreement and decided to authorize the chairman of the audit committee (who is an external director) to negotiate with the Controlling Shareholder regarding the terms of the Services Agreement and to bring the findings before the audit committee.

4.3.
In accordance with the abovesaid, the chairman of the audit committee held negotiations with DIC regarding the terms of the Services Agreement. For this purpose, data regarding the cost of employing the Company’s employees at DIC as of the date of this Report was presented to the chairman of the audit committee (and subsequently, to the full audit committee and the board of directors). The report collating this data is attached as Annex A to this Report. Also presented to the chairman of the audit committee, at his request, was a memorandum prepared by the Company’s external legal advisors setting out guidelines and highlighting the proper negotiation conduct.

4.4.
Description of the agreements reached by the chairman of the audit committee with DIC regarding the Services Agreement, and in particular the consideration to be paid thereunder, were brought before the audit committee, and after a detailed discussion was held by the audit committee, was approved by the audit committee.

4.5.
It is noted that the amount of the consideration to be paid by the Company for the Services, is low in comparison to the estimated cost attributed to the Services provided to the Company as stated above and detailed in Annex A and lower than the amount paid today by the Company within the framework of the Services Agreement.

5.	The Approvals Required for Performance of the Engagement and the Conditions Determined for Performance of the Transaction

5.1.	The resolution on the matter described in Section 1.1 was approved by the Company's audit committee and by the Company's board of directors on March 3, 2015 and on March 11, 2015, respectively.

5.2.	The said resolutions require the approval of the Company's general meeting, which has been convened as described below in this Report.

6.
Detail of Transaction of the Type of the Engagement or Transactions Similar to the Engagement, between the Company and the Controlling Shareholder or in which the Controlling Shareholder had a Personal Interest in the Last Two Years

6.1.	As described above, the Company's engagement with DIC in the Services Agreement was entered into for the first time in May 2009 and was extended in 2012 through May 1, 2015.

6.2.
In addition, for the sake of caution, it is noted that the Company engaged with IDBD in an arrangement regarding the Company's use of technical assistance and related support services for computer systems which are provided by IDBD's support center for a period of three years beginning August 8, 2014. In addition, the Company engaged in a transaction from September 2004 in the framework of which the Company, together with IDBD and a certain other company from the IDBD group, jointly leased space at 3 Azrieli Center (Triangular Tower, 41st   floor), Tel Aviv. The entities divided the costs of this space between them in accordance with certain fixed rates. Furthermore, in July 2010, the Company entered into an arrangement with the IDBD for the use of space in the Company’s offices which was valid until August 7, 2014; and in March 2011 the Company entered into a similar arrangement with DIC which was valid until August 7, 2014.  In addition, the Company pays directors’ compensation for the services provided by officers from IDBD and DIC who serve on the Company’s board of directors, which compensation is paid to these companies.

7.	The Reasons of the Audit Committee and the Board of Directors for Approving the Engagement contemplated in the Report

The Company's audit committee and board of directors unanimously approved the engagement for the reasons briefly specified below:

7.1.
In view of the experience accumulated since commencement of the provision of the Services by DIC, the scope of the Services provided to the Company by DIC and the quality thereof, are professional and suitable, both in nature and scope, for the Company's business.

7.2.
The Services Agreement's contribution to the Company is significant to the Company's business and to its achievements, and the continued receipt of the management services in the framework of the Services Agreement is in the Company's best interests, inter alia in view of the experience accumulated since commencement of the engagement with DIC in 2009.

7.3.
Engagement in the Services Agreement is based on a staff of officers and other professionals in the Company who have the education, skills, expertise, professionalism and experience required for the Company's business.

7.4.	Renewal of the engagement in the Services Agreement enables some of the Company's management expenses to be fixed for the long-term and reduces the uncertainty of the scope of the Company's expenses.

7.5.
The consideration that is paid by the Company to DIC in the framework of the Services Agreement is fair and reasonable, considering the scope and complexity of the Company's business, the scope and type of services that are provided to the Company, their quality and their contribution to the Company. According to the data provided to the audit committee and to the board of directors, the cost of provision of the Services independently by the Company would not be lower than the consideration paid by the Company to DIC for the said management services.

7.6.	Approval of the engagement is not considered a distribution, as such term is defined in the Companies Law.

7.7.
Under the circumstances and given the nature of the Services provided by the Controlling Shareholder, which principally are management and administration services through the employment of all Company employees, there is no point in a competitive procedure for the extension of the Company's engagement in the Services Agreement due to the fact that appointing the employees was determined in coordination with the Company; there is a desire and an advantage to continue receiving the services on these employees , and it is unlikely that any other entity would provide such services while maintaining continuity within the framework of the various costs. Under the circumstances, the other procedure performed by the Company through the appointment of the chairman of the audit committee to conduct negotiations with the Controlling Shareholder is appropriate and satisfactory

7.8.
In consideration of all of the above, the audit committee and the board of directors are of the view that engagement in the Services Agreement with DIC, including the consideration set forth therein, serves the best interests of the Company and is fair and reasonable.

8.	Names of the Directors who Participated in Deliberations at the Audit Committee and at the Board of Directors

8.1.
Ehud Rassabi (external director and audit committee chairman), Lee-Bath Nelson (external director), Yehuda Freidenberg (external director) and Arie Ovadia (independent director) participated in the meeting of the audit committee dated March 3, 2015 which approved the engagement.

8.2.
Ehud Rassabi, Lee-Bath Nelson , Yehuda Freidenberg,  Prof. Arie Ovadia and Prof. Gabi Barbash participated in the resolution of the board of directors dated March 11, 2015 which approved the engagement.

9.	Names of the Directors who have a Personal Interest in Approval of the Engagements and the Nature of their Personal Interest

Other than Haim Gavrieli, who serves as the CEO of IDBD, an indirect controlling shareholder of the Company, Ami Erel, who for the sake of caution in light of services he provides to an affiliate of the Company declared he has a personal interest, no other directors in the Company have a personal interest in the approval of the engagement.

Part C – Details regarding the Convening of a Special General Meeting

10.	Notice regarding the Convening of a Special General Meeting; Location and Date of the Meeting

The special general meeting of the Company's shareholders (the "Meeting"), will be held on April 19, 2015 at 3 p.m. (Israel time), at the Company's registered office at 3 Azrieli Center (Triangular Tower, 42nd floor) in Tel Aviv.  The resolutions specified herein will be on the Meeting's agenda.

11.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on March 19, 2015 (the "Record Date"). In the event that no trading shall be carried out on the Record Date, the record date will be the last trading day that preceded such date.

12.	The Majority Required

12.1.
The majority required for adoption of the proposed resolution specified in Section 1.1 of this Report is a majority of the shareholders who are entitled to vote and who are participating in the vote, either in person or through an attorney (including by proxy or written proxy), provided that one of the following is fulfilled

(a)
The count of the majority votes at the Meeting includes a majority of all of the votes of the shareholders who do not have a personal interest in the approval of the said resolution, who are participating in the vote; the count of all of the votes of the said shareholders shall exclude abstaining votes.

(b)	The total dissenting votes from among the shareholders stated in Section (a) above shall not have exceeded two percent (2%) of all of the Company's voting rights.

13.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time that shall be scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned to the same day the following week, at the same time and location. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present, either in person or by proxy, shall constitute legal quorum.

14.	Manner of Voting

14.1.
A shareholder who wishes to participate in and vote at the Meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the Meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

14.2.
A shareholder of the Company may participate in and vote at the Meeting in person, or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

15.	Confirmation of Ownership and Proxy Card

15.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be published by the Company on the SEC’s website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting (i.e. by April 17, 2015 at 3:00 pm, Israel time).

16.	Voting by Written Proxies and Position Statements

A shareholder may vote at the Meeting on the proposed resolutions that are on the agenda by a written proxy as specified below. The language of the written proxy and position statements in respect of the Meeting may be found on the distribution website of the ISA at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the written proxy and the position statements.

A TASE member will send, free of charge, via e-mail, a link to the language of the written proxy and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

The vote shall be cast on the second part of the written proxy, as posted on the distribution website of the ISA, which is stated above.

A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the written proxy shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by April 16, 2015 at 3 p.m.  (Israel time). A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

The last date for delivery of position statements to the Company is: March 29, 2015.

The last date for delivery of the response of the board of directors to position statements, if and insofar as position statements of shareholders shall be submitted, and the board of directors shall choose to submit its response to the said position statements, is: April 3, 2015.

A written proxy and position statements shall be delivered by hand delivery or via registered mail.

A shareholder participating in the vote, whether in person or by proxy, shall notify the Company before the vote at the Meeting, or if the vote is by written proxy – on the written proxy by marking in Part B of the written proxy in the place designated therefor, whether or not he has a personal interest in the approval of the engagement that is on the Meeting's agenda.

The vote of a shareholder who fails to mark the existence or absence of a personal interest (or who shall mark that he has a personal interest but shall fail to specify the nature of the interest) shall not be counted.

17.	Authority of the ISA

Pursuant to the Transaction with a Controlling Shareholder Regulations, within 21 days from the date of the filing of this Report, the ISA or an employee who it shall have authorized therefor (the "ISA") may instruct the Company to provide, within such timeframe as the ISA shall determine, any explanation, details, information and documents with respect to the engagement, and instruct the Company to amend this Report in such manner and on such date as it shall determine. In the event that an instruction is given to amend this Report, the ISA may order the postponement of the date of the Meeting to a date no earlier than 3 business days and no later than 35 days after the date of publication of the amendment to this Report.

18.	Inspection of theDocuments and Details regarding the Company's Representatives

This Report, the documents as stated in Section 5 of the Transaction with a Controlling Shareholder Regulations and the full language of the proposed resolution that is on the Meeting's agenda may be inspected at the Company’s offices at 3 Azrieli Center (Triangular Tower, 42nd floor), Tel Aviv, after advance telephone coordination with the Company's secretariat at 972-3-6075555 on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 a.m. and 4:00 p.m. until the date of convening of the Meeting. In addition, this Report may be inspected on the ISA's website at: https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. In addition, the language of the translation into English of this Report will also appear on the distribution website of the SEC at: http://www.sec.gov.

The Company's representative for the purpose of the handling of this transaction report is Adv. Ofer Hanoh and Adv. Ravid Aharoni, of Gross Kleinhendler, Hodak, HaLevy, Greenberg and Co., whose address is 1 Azrieli Center (Circular Tower, 40th Floor), Tel Aviv, Tel: 972-3-6074444, Fax: 972-3-6074499.

Annexes – This Report is accompanied by the following annex:

Annex A- Cost of Services provided as part of the Services Agreement

Sincerely,

Elron Electronic Industries Ltd.

Details and titles of signatories for the Company:

Ari Bronstein, CEO

Yaron Elad, CFO

Annex A
Cost of Services provided as part of the Services Agreement**

Below is a table showing the number of employees who provide services to the Company under the Services Agreement and the cost of employing them by DIC.

Department	Number of employees currently employed in each department and the scope of their employment	Costs of employing such employees in each department as of the date of this Report (NIS in thousands) *
Finance and Accounting	5 full time employees and a payroll administrator whose scope of employment is 40%	2,316
Business Development	3 full time employees	2,650
Legal	One full time employee and a general counsel who is employed with a scope of 1,100 hours per year	725
G&A (General and Administrative)	2 full time employees	277
Total	11 full time employees, a payroll administrator whose scope of employment is 40% and a general counsel who is employed with a scope of 1,100 hours per year	6,090

* This cost does not include additional costs which may be incurred in the employment of employee who provide services to the Company, such as the possible salary increases, the cost of a possible company holiday, employers' liability insurance, financing costs resulting from the time between the date of payment of the employees’ monthly salary and the date of the quarterly payment by the Company to DIC, as well as other items. Such amount is estimated to be approximately NIS 300,000 per year.

** The cost set out in this table does not include the cost of the engagement of the CEO, Mr. Ari Bronstein, who also serves as a vice president of DIC, which currently amounts to approximately NIS 1.7 million year and which is paid for in full by DIC.

A - 1

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 19, 2015

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on March 19, 2015 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on April 19, 2015, at 3:00 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here ☒

Proposal No. 1 -  To approve the amendment and extension of the Company's engagement with Discount Investment Corporation Ltd., a controlling shareholder of the Company, in a service agreement for an additional period of three years from May 1, 2015.

❑FOR ❑AGAINST ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described  above and if so, to provide the necessary details in connection therewith.

The term "personal interest" includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED ABOVE.

Dated: ______________________, 2015

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

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